BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 4 476 2717

ISSUER FACSIMILE NUMBER:	(644) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(644) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	Sept 30, 2004

DATE OF REPORT:	November 15, 2004

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"David Newman"	David Newman	04/11/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

"Peter Tapper"	Peter Tapper	04/11/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

Item 1.1       Date

The date of this filing is 15 November 2004, for the quarter ended 30 September 2004.

Please refer to the Company's initial Form 51-102F1, filed on 27 May 2004, for further information, which is updated below.

Item 1.2       Overall Performance

The Company has incurred losses to date of $12,071,727, which includes a net loss for the nine months ended September 30, 2004 of $745,266.

Item 1.3       Results of Operations

Update for the Quarter Ended September 30, 2004

The Company had test oil production from Cheal A3X (permit PEP 38738 shallow) and oil and gas production from Kahili (permit PMP 38153) of $201,653 for the nine months ended September 30, 2004 compared to $161,102 from the New Zealand petroleum mining permit PMP 38148 and test oil sales for the nine months ended September 30, 2003.

Sales volumes have increased from 1,340 barrels to 7,144 barrels and natural gas production revenues for the nine months ended September 30, 2004 were $109,809 compared to $13,644 for the nine months ended September 30, 2003. The increase arises from the Kahili gas-condensate field starting production in August 2004. Direct production costs and royalties for the nine month period were $29,994 against $120,605 for the nine months ended September 30, 2003 and the Company had $171,659 net production income compared to $40,497 for the nine months ended September 30, 2003.

General and administrative expenses decreased to $941,358 for the nine months ended September 30, 2004 compared to that of the nine months ended September 30, 2003 of $2,902,998. The decrease is due to a decrease in litigation, settlement and insurance costs, and an increase in recovery of general and administrative expenses. These gains are partially offset by unrealized foreign exchange loss.

For the nine months ended September 30, 2004, the Company had a net loss of $745,266 compared to a net gain of $924,065 for the nine months ended September 30, 2003, the decrease being mostly due to there being no net gain on license sales in the period ended September 30, 2004 (September 30, 2003 - $1,858,884). The nine months to September 30, 2004 also included $215,033 of write-offs to Oil and Gas Properties relating to permits recently relinquished, permit impairment adjustments and $11,153 of stock option compensation expense compared to nine months September 30, 2003 costs of $15,531 and $80,751 respectively.

The Company had cash and short-term deposits of $8,082,392 at September 30, 2004 compared to $1,503,745 as of September 30, 2003 and $2,234,287 at December 31, 2003. Working capital as at September 30, 2004 was $6,814,658 against $3,132,622 for September 30, 2003 and $1,767,967 for December 31, 2003. Operating activities provided $439,870 in cash during the nine months ended September 30, 2004 compared to $1,489,926 in the nine months to September 30, 2003. $1,716,009 was invested in the Company's oil and gas exploration activities described herein versus $2,151,965 for the nine

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

months ended September 30, 2003, whilst there was $51,259 spent on property and equipment in the nine months to September 30, 2004 (2003 – $661). Financing activities raised $7,175,503 for the nine months to September 30, 2004 compared to $873,618 for the nine months to September 30, 2003. The net effect of these transactions was an increase in cash of $5,848,105 for the nine months to September 30, 2004 compared to $210,918 for the comparable nine months to September 30, 2003.

Item 1.4       Summary of Quarterly results

	Three Month Period Ended Sept 30, 2004 $	Three Month Period Ended June 30, 2004 $	Three Month Period Ended Mar 31, 2004 $	Three Month Period Ended Dec 31, 2003 $	Three Month Period Ended Sept 30, 2003 $	Three Month Period Ended June 30, 2003 $	Three Month Period Ended Mar 31, 2003 $	Three Month Period Ended Dec 31, 2002 $
Net Production Income	128,793	42,866	-	11,613	(1,515)	686	(61,244)	(213,895)
Net Income (loss) for the period	(141,581)	(416,186)	(264,017)	(958,538)	(1,919,899)	(591,837)	(431,389)	(3,208,821)
Basic earnings (loss) per share	(0.00)	(0.03)	(0.02)	(0.12)	0.25	(0.08)	(0.06)	(0.47)
Diluted earnings (loss) per share	(0.00)	(0.03)	(0.02)	(0.12)	0.25	(0.08)	(0.06)	(0.47)

Due to net losses incurred during 2002 and 2004, and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Item 1.5       Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company's working capital of $6,812,568 is not sufficient to fund all of its obligations, although it is sufficient to fund all of it's obligations to external joint venture participants with respect to its ongoing work program requirements related to exploration permits (Refer to the Table of Contractual and Other Obligations).

The Company's management estimates that the total commitments under various agreements are $21,378,800. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 and PPL 235 with estimated commitments of $6,000,000 and $10,030,000 respectively. The Company actively seeks

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

farm-in participants for permits in which it has significant obligations. Alternatively, the Company may seek further investor funds to meet the commitments listed below. There can be no assurance that the Company will be successful in finding farm-in participants or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would mean that the Company could cease its involvement in certain permits, resulting in the relinquishment of such permits and the write down of related Capitalized Petroleum Expenditure of $2,173,202. There would be no adverse material effect on the Company's liquidity.

The Company had cash and short-term deposits of $8,082,392 at September 30, 2004. Working capital as at September 30, 2004 was $6,814,658 and operating activities provided $439,870 in cash during the nine months ended September 30, 2004. $1,716,009 was invested in the Company's oil and gas exploration activities described herein and there was $51,259 spent on property and equipment in the nine months ended September 30, 2003. Financing activities raised $7,175,503 for the nine months ended September 30, 2004. The net effect of these transactions was an increase in cash of $5,848,105 for the nine months ended September 30, 2004.

The Company has the following commitments:

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	18,800	18,800	-	-	-
Purchase Obligations	-	-	-	-	-
Joint venture Budgeted Commitments (1)	5,330,000	5,330,000
Other Obligations (2)	16,030,000	16,030,000	-	-	-
Total Contractual or Other Obligations	21,378,800	21,378,800	-	-	-

(1) The Joint Venture Budgeted Commitments that the Company has are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has an contractual obligation to various joint venture participants for these current year exploration permit obligations.
(2) The Other Obligations that the Company has are in respect of it's exploration permit obligations for permits that the Company maintains 100% of the permit and has the intention to meet this obligation by suitable farm-in arrangement or extension. Where this is not possible, the Company will surrender the permit. The impact of surrendering all such permits is a non cash write down of $2,173,202. The Other Obligations are the Company's present estimates of future expenditure required to maintain some of it's current permits in good standing.

Item 1.6       Off-Balance Sheet Arrangements

The Company in relation to its permit obligations has periodically reduced its exposure in oil and gas properties by farming out to other participants. A significant farm out was entered into in the June quarter, and completed in the September quarter, which is likely to have a favourable effect on results of operations and financial position.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

These arrangements made with Genesis (as referred to in the Company's interim financial statements for the period ended September 30, 2004 (Note 1)), are significant to the Company's financial condition, because they relieve the Company of its obligation to pay its share of the Cardiff-2 well expenses up to a capped limit to be met by Genesis, and potentially provides a purchaser for any gas found if the well is successful.

Item 1.7       Related Party Transactions

Refer to Note 4 of the Company's interim financial statements for the period ended September 30, 2004.

Item 1.8       Proposed Transactions

Ongoing discussions which may in due course lead to project funding arrangements, are underway regarding several of the Company's assets in New Zealand, Papua New Guinea and Australia. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Item 1.9       Critical Accounting Estimates

The Company's financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Item 1.10       Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended September 30, 2004.

Item 1.11       Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue
As at September 30, 2004, the Company has sold gas under the gas prepayment agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. As at September 30, 2004, the carrying cost and estimated fair value of the prepaid gas was the same.

b) Convertible Notes
The Convertible Notes issued on January 5, 2004, for $250,000 each were both exercised on

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

September 29, 2004, being converted into 227,273 units, each unit comprising one share and one warrant, as noted in the Company's interim financial statements (Note 8).

c) Incentive Stock Options
The Company adopted a Share Option Plan on 25 June 2004, as noted in the Company's interim financial statements (Note 6(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost at September 30, 2004 are set out in the Company's interim financial statements for the period ended September 30, 2004 (see Note 6(b)). Between balance date and September 30, 2004, 10,000 options were exercised at US$1.25 each. Since the end of September quarter, 160,000 further options have been exercised (10,000 at US$1.25 and 150,000 at US$1.00) .

d) Share Purchase Warrants
The share purchase warrants to purchase shares of the Company outstanding at September 30, 2004 are set out in the Company's interim financial statements for the period ended September 30, 2004 (see Note 6(c)). Since the end of the September quarter, 77,781 warrants (expiry January 5, 2005) have been exercised at NZ$1.85 and 21,750 warrants (expiry January 6, 2005) have been exercised at NZ$2.10.

1.12       Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at November 11, 2004):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	14,830,024
Listed warrants (NZSX only: trading symbol APXWA)	1,972,750	5 January 2005	Exercisable for 1 common share each at NZ$2.10 (US$1.37)
Series A Warrants	836,845	5 January 2005	Exercisable for 1 common share each at $1.50
Warrants	454,546	5 January 2005	Exercisable for 1 common shares at $1.15
Warrants	477,788	5 January 2005	Exercisable for 1 common
			share each at NZ$1.85 (US$1.22)
Incentive Stock Options	862,500 (vested)	Various (6 Jul 2005 to 15 Oct 2008)	Exercisable for 1 common share each at $1.00 to $1.25
Total common shares issuable upon exercise or conversion (as at 4 November 2004)	4,604,429

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

"Dr. David Bennett"
Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.